Exhibit 77D

THE ROYCE FUND

Royce Premier Fund

        On December 11-12, 2017, the Board of Trustees of The Royce Fund voted to revise the Fund's non-fundamental investment policies to require it to establish a non-fundamental investment policy requiring that at least 65% of the Fund's investments in equity securities be in companies with market capitalizations up to $3 billion, effective January 2, 2018.

Royce International Discovery Fund

        On November 20, 2017, the Board of Trustees of The Royce Fund voted to (1) change the name of Royce International Micro-Cap Fund to Royce International Discovery Fund (the "Fund") and (2) revise the Fund's non-fundamental investment policies to require it to invest at least 80% of its net assets in small-cap companies with stock market capitalizations up to $5 billion, effective February 1, 2018.